FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR SEPTEMBER 8, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)













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DESWELL LOGO


                                              CONTACT:
                                              John G. Nesbett/David K. Waldman
                                              Lippert/Heilshorn & Associates
                                              212-838-3777, ext. 6631
                                              e-mail: jnesbett@lhai.com


                             DESWELL INDUSTRIES INC.
              MAKES SIGNIFICANT INVESTMENT IN NEW PLASTIC INJECTION
                        MACHINERY AND TOOLING EQUIPMENT

HONG KONG (September 8, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced the further expansion of its plastic-injection-molding operation in Dongguan, China to meet customer order requirements.

Following the completion of phase I construction and interior build-out of the new Dongguan plastic-injection manufacturing plant, the company recently made a significant investment in new machinery and equipment. The company purchased approximately $3.6 million worth of small- to medium-size machines and equipment. Included in this purchase were 55 sets of Chen Hsong hydraulic injection machines with a clamping force of 55 tons to 88 tons; five sets of double-injection machines with a clamping force of 200 tons; nine sets of Fanuc electric precision-injection machines with a clamping force of 75 tons to 140 tons; four sets of Sumitomo high-speed precision-injection machines with a clamping force of 75 tons to 100 tons; two sets of high-precision large Makino electric discharge machines; and two sets of high-precision Mitsubishi wire-cut machines.

The installation of these machines should be completed by the end of November 2003.

Mr. Richard Lau, chief executive officer of Deswell, said, "This is another critical step in our capacity expansion to meet the growing demand from both new and existing customers. Once fully operational, these machines will add approximately 20% to 25% more capacity at our plastics division. Moreover, these new and more advanced machines will enable the company to efficiently produce more sophisticated plastic products. With a spacious production plant ready for operation, I am confident that we will realize a return on our investment in the near future."


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ABOUT DESWELL

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"); and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.
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SAFE HARBOR STATEMENT

CERTAIN STATEMENTS ARE INCLUDED IN THIS NEWS RELEASE THAT ARE NOT HISTORICAL AND ARE "FORWARD-LOOKING." SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS DETAILED FROM TIME TO TIME IN DESWELL'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM RESULTS EXPRESSED OR IMPLIED BY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT.

                                      # # #


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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                       For and on behalf of
                                       Deswell Industries, Inc.




                                       By: /s/ RICHARD LAU
                                               -----------
                                       Richard Lau
                                       Chief Executive Officer

Date: September 10, 2003

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